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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

LEAP WIRELESS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

521863 10 0

(CUSIP Number)

June 28, 2001

(Date of Event Which Requires Filing of This Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)

Page 1 of 4 pages

CUSIP No. 521863 10 0	13G	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) QUALCOMM Incorporated

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 4,634,924(1)

	6	SHARED VOTING POWER 0

	7	SOLE DISPOSITIVE POWER 4,634,924(1)

	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,634,924(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.6%(2)

12	TYPE OF REPORTING PERSON CO

(1)	Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

(2)	Percent based upon 35,967,370 outstanding shares of the Issuer’s Common Stock, as of June 30, 2001, adjusted as required by rules promulgated by the SEC.

Page 2 of 4 pages

Item 1.

(a)	Name of Issuer: Leap Wireless International, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 10307 Pacific Center Court, San Diego, CA 92121

Item 2.

(a)	Name of Person Filing: QUALCOMM Incorporated

(b)	Address of Principal Business Office or, if none, Residence: 5775 Morehouse Dr., San Diego, CA 92121

(c)	Citizenship: A Delaware corporation

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 521863 10 0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: N/A

(a)	[ ] Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ] Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	[ ] An investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 4,634,924 shares, including 4,145,924 shares issuable to Reporting Person upon exercise of warrants to purchase common stock within 60 days of June 30, 2001.

(b)	Percent of Class: 11.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 4,634,924

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 4,634,924

(iv)	Shared power to dispose or to direct the disposition of: 0

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Page 3 of 4 pages

Item 9.	Notice of Dissolution of a Group: Not Applicable.

Item 10.	Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2001

QUALCOMM Incorporated, a Delaware corporation

By:	/s/ Anthony S. Thornley
Anthony S. Thornley Executive Vice President and Chief Financial Officer

Page 4 of 4 pages